UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

23339T209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 488,919
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 488,919
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,419
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 489,419
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,675
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,675
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,644
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,644
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,256
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,256
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 81,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 110,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 110,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 110,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON GREGORY R. DUBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON NEIL CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 23339T209

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (together with WILLC, WIHP, WITRL and WITRP, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”), Benchmark Plus Partners, L.L.C., a Delaware limited liability company (“BPP”), Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), Scott Franzblau and Robert Ferguson (together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”), Robert H. Daniels, Gregory R. Dube, Neil Chelo and Lynn D. Schultz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and WILLC and BPP.

WILLC has sole voting and investment power over WIHP’s, WITRP’s and WITRL’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.  BPM is the managing member of each of BPIP and BPP, and Messrs. Franzblau and Ferguson, in their roles as managing members of BPM, have sole voting and investment control over BPIP’s and BPP’s security holdings.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule A annexed to the Schedule 13D dated and filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2010, and incorporated by reference in this Item 2 (“Schedule A”).

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

The principal business address of Mr. Daniels is 1685 Eighth Avenue, San Francisco, California 94122.

The principal business address of Mr. Dube is 873 East Saddle River Road, Ho-Ho-Kus, New Jersey 07423.

CUSIP NO. 23339T209

The principal business address of Mr. Chelo is c/o Benchmark Plus Management, L.L.C., 820 A Street, Suite 700, Tacoma, Washington 98402.

The principal business address of Ms. Schultz is c/o Western Investment LLC, 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

(c)           The principal business of WILLC is acting as the investment manager of WITRL and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of WIHP, WITRL and WITRP is acquiring, holding and disposing of investments in various companies.

The principal occupation of Mr. Daniels is Emeritus Professor of Accounting at San Francisco State University and attorney.

The principal occupation of Mr. Dube is serving as Chairman of Roseheart Associates.

The principal occupation of Mr. Chelo is serving as Director of Research of BPM.

The principal occupation of Ms. Schultz is psychotherapist.

(d)           No Reporting Person, nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson, Franzblau, Ferguson, Daniels, Dube and Chelo and Ms. Schultz are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 488,919 Shares beneficially owned by WILLC is approximately $7,209,501.  The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC’s working capital, 162,675 Shares that were acquired with WIHP’s working capital, 162,644 Shares that were acquired with WITRP’s working capital and 162,600 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 500 Shares directly owned by Mr. Lipson is approximately $7,095.  The Shares directly owned by Mr. Lipson were acquired with personal funds.

The aggregate purchase price of the 110,856 Shares beneficially owned by BPM is approximately $1,670,993.  The Shares beneficially owned by BPM consist of 29,256 Shares that were acquired with BPP’s working capital and 81,600 Shares that were acquired with BPIP’s working capital.

CUSIP NO. 23339T209

The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Daniels is approximately $11,839.  The Shares beneficially owned by Mr. Daniels were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 12, 2010, WILLC filed with the SEC a preliminary proxy statement (the “Proxy Statement”) in connection with its anticipated solicitation of proxies from the shareholders of the Issuer at the Issuer’s 2010 annual meeting of shareholders with respect to the following:

1.	Elect four Western Investment nominees to the Board to serve as Class III Directors of the Fund until the 2013 annual meeting of stockholders;

2.	Approve Western Investment’s stockholder proposal that requests that the Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis; and

3.	Transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

WILLC reserves the right to take any other actions it deems appropriate to protect its rights as a shareholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 5,955,698 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2009, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the SEC on March 4, 2010.

As of the close of business on May 17, 2010, WIHP, WITRP and WITRL beneficially owned 162,675, 162,644 and 162,600 Shares, respectively, constituting approximately 2.7%, 2.7% and 2.7%, respectively, of the Shares outstanding.

As the investment manager of WITRL and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 487,919 Shares owned in the aggregate by WIHP, WITRP and WITRL, constituting approximately 8.2% of the Shares outstanding, in addition to the 1,000 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 488,919 Shares beneficially owned by WILLC, constituting approximately 8.2% of the Shares outstanding, in addition to the 500 Shares he holds directly.

As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Western Entities may be deemed to beneficially own the 111,856 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

CUSIP NO. 23339T209

As of the close of business on May 17, 2010, BPIP and BPP beneficially owned 81,600 and 29,256 Shares, respectively, constituting approximately 1.4% and less than 1%, respectively, of the Shares outstanding.

As the managing member of each of BPP and BPIP, BPM may be deemed to beneficially own the 110,856 Shares owned in the aggregate by BPP and BPIP, constituting approximately 1.9% of the Shares outstanding.

As managing members of BPM, Messrs. Franzblau and Ferguson may each be deemed to beneficially own the 110,856 Shares beneficially owned by BPM, constituting approximately 1.9% of the Shares outstanding.

As members of a group for the purposes of Rule 13d-5(b)(1) of the Exchange Act, the Benchmark Entities may be deemed to beneficially own the 490,419 Shares owned by the other Reporting Persons.  The Benchmark Entities disclaim beneficial ownership of such Shares.

Mr. Daniels directly owns 1,000 Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Daniels may be deemed to beneficially own the 600,275 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Daniels disclaims beneficial ownership of such Shares.

Mr. Dube does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Dube may be deemed to beneficially own the 601,275 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Dube disclaims beneficial ownership of such Shares.

Mr. Chelo does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Mr. Chelo may be deemed to beneficially own the 601,275 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Chelo disclaims beneficial ownership of such Shares.

Ms. Schultz does not own directly any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, Ms. Schultz may be deemed to beneficially own the 601,275 Shares beneficially owned in the aggregate by the other Reporting Persons.  Ms. Schultz disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 18, 2010, Lynn D. Schultz and WILLC executed a Joinder Agreement to the Joint Filing and Solicitation Agreement, dated February 26, 2010 (the “Joint Filing and Solicitation Agreement”), whereby Ms. Schultz agreed to be bound by the terms of the Joint Filing and Solicitation Agreement.  Such Joinder Agreement is attached as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 23339T209

In addition, on May 18, 2010, BPP and WILLC executed a Joinder Agreement to the Joint Filing and Solicitation Agreement, whereby BPP agreed to be bound by the terms of the Joint Filing and Solicitation Agreement.  Such Joinder Agreement is attached as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joinder Agreement by and between Western Investment LLC and Lynn D. Schultz, dated May 18, 2010.

99.2	Joinder Agreement by and between Western Investment LLC and Benchmark Plus Partners, L.L.C., dated May 18, 2010.

CUSIP NO. 23339T209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager
/s/ Arthur D. Lipson
By:
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON Individually and as Attorney-In-Fact for Robert H. Daniels, Gregory R. Dube, Neil Chelo and Lynn D. Schultz

CUSIP NO. 23339T209

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 23339T209

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

BENCHMARK PLUS PARTNERS, L.L.C.

05/11/10	3,900	14.9665
05/12/10	7,182	15.2699
05/12/10	900	15.0867
05/13/10	6,288	15.4112
05/14/10	5,835	15.1382
05/17/10	5,151	15.0415

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

05/10/10	2,300	14.9228
05/12/10	13,400	15.2692
05/12/10	1,700	15.0815
05/13/10	11,700	15.4105
05/14/10	10,800	15.1374
05/17/10	9,700	15.0406